July 18, 2024

Troy Adair
Executive Vice President, Secretary and Chief Financial Officer
Farmers National Banc Corp.
20 South Broad Street
Canfield, OH 44406

       Re: Farmers National Banc Corp.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-35296
Dear Troy Adair:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio, page 36

1. We note your tabular disclosure on page 36 which indicates that your commercial real
       estate (   CRE   ) loan portfolio comprised 41.6% of total net loans as
of December 31,
       2023. We also note disclosure in Exhibit 99.2 of your Form 8-K filed on January 24, 2024 that provides detailed disclosures of your CRE loan portfolio as of December 31, 2023.
       Please revise future filings to further disaggregate the composition of your CRE loan portfolio to disclose and quantify material geographic and industry concentrations (e.g., office, retail, hotel and multifamily), as well as current weighted average and/or range of
       loan-to-value ratios and occupancy rates to enhance an investor   s
understanding of these
       loan categories. See Item 303 of Regulation S-K.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 49

2. We note the discussion in which you disclose plans to prioritize loan growth in response to exceeding internal policy limits for Economic Value of Equity derived from simulation
 July 18, 2024
Page 2

       analysis used to manage interest rate risk in up rate scenarios explained in conjunction with your related tabular information. We also note your disclosure on page 18 that certain loans including real estate-related credit risks are a significant concern for you.
       Please revise future filings to describe the specific details of any risk management policies, procedures or other actions undertaken by management to address management's noted plans to expand loan growth despite credit risk concerns, and in response to the current environment. We note Item 305 of Regulation S-K.
General

3. We note that the consent of your independent registered public accounting firm, which
       was filed as Exhibit 23.1, did not include a date for Crowe LLP   s
audit report. Please
       revise or advise.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Shannon Davis at 202-551-6687 or John Nolan at 202-551-3492 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance